April 19, 2005


VIA USMAIL and FAX (617) 570-4746
Mail Stop 0409

Mr. Thomas Staples
Chief Financial Officer
1999 Broadway Associates Limited Partnership
7 Bulfinch Place, Suite 500
P.O. Box 9507
Boston, Massachusetts 02114

Re:	1999 Broadway Associates Limited Partnership
	Form 10-KSB for the year ended 12/31/2004
      File No. 000-20273

Dear Mr. Thomas Staples:

      We have reviewed your above referenced filing and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

Financial Statements and Notes

Note 4 - Deferred Lease Termination Fee, page 21

1. As stated on page 21, "Deferred Lease Termination Fee has been deferred and is being amortized into income for financial statement purposes until such time as a new tenant occupies the vacated space."
Supplementally tell us what the basis in GAAP was for determining when to recognize the termination fee into income.


*    *    *    *


      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide any requested supplemental information. Please file your supplemental information on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comment on your filings.


      You may contact Wilson K. Lee, at (202) 824-5535 or me at
(202)
942-1975 if you have questions.



						Sincerely,



Cicely Luckey
Branch Chief



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1999 Broadway Associates Limited Partnership
April 19, 2005
Page 1